UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ALLIED MOTION TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

Colorado	0-04041	84-0518115
(State of Incorporation)	(Commission File Number)	(IRS FEIN)

495 Commerce Dr., Suite 3, Amherst, NY 14228

(Address of principal executive offices)

Michael R. Leach, 716-242-8634

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.Alliedmotion.com.  Any reference in this Report or the attached exhibit(s) to our corporate website(s) and the contents thereof is provided for convenience only; such websites and the contents thereof are not incorporated by reference into this Report nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 31, 2016

ALLIED MOTION TECHNOLOGIES INC.

	By:	/s/ Michael R. Leach
Michael R. Leach
Chief Financial Officer